Exhibit 99.1

Nevada Geothermal Power Issues Stock Options

Vancouver, B.C. (December 21, 2010), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) announced that incentive stock options have been granted to certain directors and employees of NGP to purchase 1,695,000 common shares of the Company at an exercise price of $0.75 per share for a term of five years. Common shares which may be acquired upon exercise of the options shall be subject to a hold period which will expire on April 20, 2011. Certain employees shall be subject to additional vesting restrictions, to some, or all, of their incentive options.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns a 100% leasehold interest in five properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and Black Warrior in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.